March 14, 2018

Via EDGAR

Paul Fischer
Staff Attorney
Division of Corporation Finance
AD 11 - Office of Telecommunications
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for the Year Ended June 30, 2017
Filed August 23, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017
Filed February 1, 2018
File No. 001-12725

Dear Mr. Fischer,

We are submitting this letter in response to the comment from the Staff of the Securities and Exchange Commission (the "Commission") received by electronic mail dated March 1, 2018 relating to the Company's Form 10-Q filed with the Commission on February 1, 2018. The comment received from the Commission has been reproduced here in italics and the response from Regis Corporation (the "Company") can be found below.

Comment received from the Commission:

Form 10-Q for the Quarterly Period Ended December 31, 2017

Note 5. Income Taxes, page 11

1.
We note your disclosure in the last paragraph on page 11 that the tax law change allows for the indefinite carryforward of NOLs arising in tax years ending after December 31, 2017. Please explain to us how this tax law change enabled you to partially release your valuation allowance on deferred tax assets, as it appears that the deferred tax assets arose prior to December 31, 2017. Also, tell us the amount of the tax benefit for the partial release the valuation allowance. In addition, explain to us the reason why you recorded $7.6 million of tax benefit, exclusive of the $68.9 million benefit, due to the Tax Act and the resulting partial release of the Company's valuation allowance.

Company Response:
For the quarter ended December 31, 2017, the Company recorded a combined tax benefit of $76.5 million, comprised of a $37.9 million income tax benefit for the impact of the reduction in U.S. corporate tax rates, a $31.0 million income tax benefit due to the partial release of the U.S. valuation allowance, and a $7.6 million income tax benefit on the ordinary losses generated during the quarter ended December 31, 2017:

	For the Three Months Ended December 31, 2017
	(Dollars in millions)
Reduction in U.S. corporate tax rates	$37.9	(1)
Partial release of U.S. valuation allowance release	31.0	(2)
Interim tax provision, exclusive of above items	7.6	(3)
Income tax benefit	$76.5

(1)
Reduction of U.S. federal corporate tax rate: Due to the tax legislation enacted on December 22, 2017, commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") the corporate tax rate was reduced to 21 percent, effective January 1, 2018. As a result of the reduction in the tax rate, the Company recorded a provisional income tax benefit of $37.9 million associated with the re-valuation of its net deferred tax liability. In accordance with Accounting Standards Codification ("ASC") 740-10-25-47 through 25-48, ASC 740-10-45-15, and ASC 740-270-25-5 through 25-6, adjustments to deferred tax assets and liabilities as a result of a change in tax law or rates are accounted for discretely in continuing operations at the date of enactment.

(2)
Partial release of U.S. valuation allowance: The Company has recorded a provisional income tax benefit of $31.0 million for a partial release of a valuation allowance as a result of the Tax Act which allows for the indefinite carryforward of U.S. net operating losses (see technical analysis below). Pursuant to ASC 740-270-25-7, any change in judgment relating to the beginning of the year valuation allowance balance should be recognized discretely in continuing operations in the interim period in which the change occurs.

The combination of the reduction of the U.S. federal corporate tax rate and the partial release of the U.S. valuation allowance represent the $68.9 million discrete tax benefit disclosed separately in our footnote due to the Tax Act.

(3)
Interim tax provision: Consistent with the Tax Act, which allows for the indefinite carryforward of U.S. net operating losses (see technical analysis below), the Company also recorded a $7.6 million income tax benefit on ordinary losses generated in the quarter ended December 31, 2017. This item was recorded consistent with the accounting for interim provisions under ASC 740-270. It was called out separately to distinguish it from the other two items listed above.

Technical Analysis
The nature of evaluating the realizability of deferred tax assets (“DTAs”) requires a subjective and mechanical assessment to determine if it is more-likely-than-not that the DTAs will be realized. The existence of future taxable income is necessary to enable the utilization of DTAs in future tax periods. As stated in ASC 740-10-25-20, the general accounting premise is that the book value of a company’s assets and liabilities will be recovered over time, generating taxable or deductible reversals of temporary differences. ASC 740-10-30-18 states that future reversals of deferred tax liabilities (“DTLs”) will result in taxable income and can be considered as a source of income for valuation allowance considerations. However, indefinite-lived DTLs can only be used as a source of taxable income to support the realization of indefinite-lived DTAs.

The Company reported a valuation allowance against certain U.S. DTAs in its Form 10-K and Form 10-Q for the periods ended June 30, 2017 and September 30, 2017, respectively. In calculating the valuation allowance, the Company was not permitted to use its existing DTLs related to its indefinite-lived intangible assets (i.e. “naked credit DTLs”) as a source of taxable income to support the realization of its existing finite-lived DTAs.

Due to the Tax Act, U.S. net operating losses ("NOLs") arising in tax years ending after December 31, 2017 will no longer be subject to the limited 20-year carryforward period. Under the new law, these NOLs carry forward indefinitely, resulting in the creation of indefinite-lived DTAs for the Company’s fiscal years ending on and after June 30, 2018. Consequently, as the Company schedules its deferred taxes and considers the ability to realize its deferred tax assets in future periods, it needs to consider how existing DTAs, other than historical NOLs, will reverse. If the reversal is expected to generate an indefinite carryforward NOL under the new law, this may impact the valuation allowance assessment. The indefinite carryforward period for NOLs also means that its deferred tax liabilities related to indefinite-lived intangibles, commonly referred to as “naked credits,” can be considered as support for realization.

In performing its valuation allowance assessment for the period ended December 31, 2017, the Company concluded that certain DTAs that were historically subject to a valuation allowance would reverse in future periods and ultimately generate indefinite-lived NOLs as a result of the Tax Act beginning with the Company’s fiscal year ending June 30, 2018. Consequently, the Company removed the valuation allowance associated with these DTAs because its existing indefinite-lived DTLs can now be used as a source of taxable income to support their realization. The Company continues to maintain a valuation allowance against its existing finite-lived DTAs. These finite-lived DTAs include U.S. NOLs generated in fiscal years ended before June 30, 2018, tax credit carryforwards, and various state DTAs.

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We hope that this letter responds adequately to the Staff’s comments. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Andrew H. Lacko
Andrew H. Lacko
Executive Vice President and Chief Financial Officer

cc:	Ms. Kathryn Jacobson, Senior Staff Accountant Mr. Carlos Pacho, Senior Assistant Chief Accountant Ms. Celeste Murphy, Legal Branch Chief